[redacted]

09045806

RECEIVED

2009 APR -7 P 2:31

Ferreyros

ORGANIZACION Ferreyros

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, April 2nd, 2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Hereby we inform you that our General Shareholders Meeting held yesterday considered the following agreements:

1. Approval of the Financial Statements and Annual Report corresponding to the year 2008.

2. Approval of the distribution of dividends in cash of S/. 20,772,425.03 equivalent to 5% of the capital of the company. The dividends in cash represent a benefit of S/. 0.055 or 5% per share.

3. Capital stock increase by capitalization of free disposition profits of S/. 51,627,955.97 and capitalization of reevaluation excess ("Excedente de Revaluación") of S/. 113,099.33, to increase the capital of the company. With this capitalization, the capital of S/. 415,556,728.40 will be increased to S/. 467,297,783.70, represented by 424,816,167 shares of a nominal value of S/.1.10 each. As a consequence, 47,037,323 shares will be issued with a nominal value per share of S/. 1.10 each. The issuance of shares will represent a benefit per share of 12.4542645449%.

4. Amendment of Article 5° of Ferreyros' By-laws, referred to the capital stock, establishing that the new capital will be of S/. 467,297,783.70 represented by 424,816,167 shares of a nominal value of S/. 1.10 each.

5. Appointment of External Auditors for the year 2009 . Transfer of authority to the Board of Directors.

6. Approval of the Second Program of Corporate Bonds and Commercial Papers up to US$ 130 MM and the transfer of a

7. uthority to the Board of Directors for its implementation.

Faithfully yours,

Patricia Gastelumendi Lukis
Gerente División Administración y Finanzas
Representante Bursátil

dlw 4/8

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

RECEIVED

2009 APR -7 P 2:31

Ferreyros

ORGANIZACION Ferreyros

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, April 2nd, 2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Ref: Important Issues

Dear Sirs:

We hereby inform to you that the Board of Directors according to faculties granted by the Annual Shareholders Meeting held on March 31th, 2009, approved that on May 15th, the company will pay cash dividends of the amount of S/. 20,772,425.03 equal to 5% of the nominal value of the shares.

Total shares:	377,680,455
Dividend per share:	S/. 0.055
Period:	2008
Registry date:	April 21st, 2009
Delivery date:	May 15th, 2009

Faithfully yours,

Ferreyros
TRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú